

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

No Act
P.E. 1-25-07



07050087

March 30, 2007

Christopher J. Miner
Squire, Sanders & Dempsey L.L.P.
Two Renaissance Square
40 North Central Avenue, Suite 2700
Phoenix, AZ 85004-4498

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 3/30/07

Re: Meadow Valley Corporation
Incoming letter dated January 25, 2007

Dear Mr. Smith:

This is in response to your letter dated January 25, 2007 concerning the shareholder proposal submitted to Meadow Valley by the TCMP3 Partners. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.


RECD S.E.C.
APR 2 0 2007
1086

Sincerely,

David Lynn
Chief Counsel

PROCESSED
APR 3 0 2007
THOMSON
FINANCIAL

Enclosures

cc: Walter Schenker
TCMP3 Partners
Titan Captial Management, LLC
7 Century Drive, Suite 201
Parsippany, NJ 07054

March 30, 2007

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Meadow Valley Corporation
Incoming letter dated January 25, 2007

The proposal seeks the liquidation of the Company's investment in Ready Mix, Inc. and the distribution of the proceeds of that liquidation to Meadow Valley shareholders.

We are unable to concur in your view that Meadow Valley may exclude the proposal under rule 14a-8(c). Accordingly, we do not believe that Meadow Valley may omit the proposal from its proxy materials in reliance on rule 14a-8(c).

We are unable to concur in your view that Meadow Valley may exclude the proposal under rule 14a-8(i)(7). Accordingly, we do not believe that Meadow Valley may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

Sincerely,



Rebekah J. Toton
Attorney-Adviser

SQUIRE SANDERS | LEGAL COUNSEL WORLDWIDE

SQUIRE, SANDERS & DEMPSEY L.L.P.

Two Renaissance Square
40 North Central Avenue, Suite 2700
Phoenix, Arizona 85004-4498

Office: +1.602.528.4000
Fax: +1.602.253.8129

January 25, 2007

VIA FEDERAL EXPRESS

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Meadow Valley Corporation – Proxy Statement for 2007 Annual Meeting – Shareholder Proposal Submitted by TCMP3 Partners

Ladies and Gentlemen:

On behalf of Meadow Valley Corporation (the "Company"), we hereby give notice to the Securities and Exchange Commission (the "Commission") of the Company's intention to omit from its 2007 proxy statement and form of proxy a shareholder proposal and supporting statement received by the Company from TCMP3 Partners (the "Proponent") on December 28, 2006 (the "Proposal"). Pursuant to Exchange Act Rule 14a-8(j), the Company has simultaneously sent a copy of this notice to the Proponent.

The Proposal requests that the Company liquidate its investment in its 53% owned subsidiary, Ready Mix, Inc. ("Ready Mix"), and distribute the proceeds to the Company's shareholders. A copy of the Proposal is attached hereto as Exhibit A.

The Company is seeking acknowledgement from the Commission that no adverse action will be taken against the Company by the Commission for failure to comply with Exchange Act Rule 14a-8. As discussed below, the Company believes that the Proposal may be omitted for the following reasons:

1) The Proposal deals with matters relating to the ordinary course of business operations of the Company and can be excluded pursuant to Rule 14a-8(i)(7); and

2) The Proposal in fact consists of two distinct proposals and can be excluded pursuant to Rule 14a-8(c).

I. The Proposal may be excluded pursuant to Rule 14a-8(i)(7)

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A. <u>**The Proposal relates to the Company's ordinary business operations by requesting the Company liquidate a specific investment.**</u>

Rule 14a-8(i)(7) states that the Company can omit a shareholder proposal if it "deals with a matter relating to the company's ordinary business operations." In part, the Proposal requests that the Company sell one particular asset, the stock it holds of Ready Mix. Prior to Ready Mix's initial public offering in 2005, it was a wholly-owned subsidiary of the Company. The Company has retained stock in Ready Mix as a conscious business decision and management of the Company evaluates the use of that asset in its ongoing day to day management of the Company. For example, the Company's retention of the Ready Mix stock plays a significant role in the day to day operations of the Company because the Company relies on its bonding capacity (surety credit provided by an insurance company guaranteeing the Company's completion of work and payment of bills) when making bids for contracts. A significant portion of the Company's current bonding capacity is provided because the Ready Mix stock has been pledged as collateral. If the Company were to liquidate this stock and distribute the proceeds as the Proposal suggests, the Company's bonding capacity would be greatly reduced and the Company's ability to win contracts would be compromised. Accordingly, the decisions regarding the management, use and potential disposal of that particular Company asset, and indeed of all of the Company's assets, is part of the ordinary business operations of the Company.

The Company believes that the decision as to whether and which specific Company assets should be liquidated is clearly within the scope of actions contemplated by Rule 14a-8(i)(7) as "ordinary business operations". It is an important, regular and ongoing function and responsibility of the Company's management to review and take action upon the manner in which the assets and resources of the Company are invested, applied, sold, discontinued or restructured. These matters require extensive information gathering and analysis by specially qualified and experienced personnel. Therefore, the Proposal relates to day to day ordinary business decisions to be made by the Company in its attempt to maximize shareholder value.

The Commission has upheld the exclusion of similar shareholder proposals in the past. The shareholder proposal in <u>McDonald's Corp.</u> (March 15, 1991) dealt with the sale of the company's real property. Upholding the exclusion of the proposal, the Commission stated that "decisions relating to the sale of specific corporate assets are matters involving the Company's ordinary business operations." The Commission again illustrated this point in <u>Anheuser-Busch Companies, Inc.</u> (January 30, 1998). That proposal dealt with the closing or sale of a wholly owned subsidiary of the company. The Commission upheld the exclusion of the proposal and stated that "management decisions on the ownership of the Company's assets and operations" were matters relating to the conduct of the Company's ordinary business operations. The Commission has often stated that the decisions to sell specific company assets or to close a particular plant are decisions within the realm of ordinary business operations. *See*, <u>Ohio Edison Co.</u> (February 3, 1989); <u>Newmont USA Ltd.</u> (March 20, 1990); <u>Allegheny Energy, Inc.</u> (March 24, 1993); <u>Sears Roebuck and Co.</u> (March 10, 1987); <u>Bel Fuse Inc.</u> (April 24,

1991); Pinnacle West Capital Corp. (March 10, 1989); Pacific Telesis Group (February 2, 1989); and Pennsylvania Enterprises, Inc. (April 12, 1985).

B. The Proposal's specification that the proceeds from the sale be distributed to the shareholders relates to the Company's ordinary business operations.

The Proposal not only requests that the Company sell a specific asset, but also directs the Company to distribute the proceeds of the transaction to the shareholders of the Company. The second part of the Proposal touches upon the Company's ordinary business decisions as to whether to invest, reinvest or otherwise use specific proceeds of an asset sale.

The Company makes decisions daily as to how assets and resources can best be used to maximize shareholder value. These decisions require in-depth knowledge of the operations and long-term goals of the Company. The decision as to whether assets (such as cash received from an asset sale) should be distributed to shareholders or reinvested by the Company in its operations is an ordinary business matter to be decided by those with such knowledge. This view was upheld by the Commission in Stewart-Warner Corp. (March 12, 1987). The proposal in Stewart-Warner dealt with a plan for reinvestment in Company production facilities. The Commission stated that among other things "decisions to reinvest in production facilities" were matters related to the conduct of the company's ordinary business operations. The Commission reiterated this view in General Motors Corp. (March 31, 1988) where it stated that "decisions regarding the investment and application of corporate assets" are related to the conduct of the company's ordinary business operations.

As discussed above with regard to the sale of a specific asset, this Proposal touches upon ordinary corporate transactions as it seeks to direct the distribution of specific proceeds. This proposal would take the decision as to how corporate assets would best be used by the Company and managed for the Company's benefit, including whether or not to reinvest or distribute proceeds of an asset sale, out of the hands of the management of the Company. This decision is the ordinary business of the Company and the Proposal is properly excluded under Rule 14a-8(i)(7).

II. The Proposal may be excluded pursuant to Rule 14a-8(c)

Rule 14a-8(c) states that a shareholder may submit only one proposal to a company for a particular meeting. The Company believes that the Proposal consists of two separate proposals. The two distinct proposals are as follows:

1) the Company should liquidate its investment in Ready Mix, Inc; and

2) the Company should distribute the proceeds to the shareholders of the Company.

Each of these proposals requires a distinct and separate action and, as discussed above, each has its own decision making process associated with it.

On January 8, 2007, the Company notified the Proponent that the Proposal was deficient because it contained two separate proposals and also requested documentation supporting the Proponent's claim of sufficient stock holdings under the applicable proxy rules. A copy of this notification is attached hereto as Exhibit B. The Proponent responded on January 22, 2007, a copy of which is attached hereto as Exhibit C, and provided documentation supporting its claim of sufficient stock holdings. For the reasons stated above, the Proposal should be considered to be multiple proposals and the Company may exclude the Proposal under Rule 14a-8(c).

III. Conclusion

In view of the foregoing, the Company respectfully requests that the Commission not recommend any enforcement action if the Proposal is omitted from its proxy materials for its 2007 annual meeting.

The Proposal and this submission have been filed as required by Rule 14a-8(j). If you have any questions concerning our request or require any additional information, please contact the undersigned at (602) 528-4135. My fax number is (602) 253-8129.

Very truly yours,



Christopher J. Miner

cc: Bradley E. Larson, Chief Executive Officer, Meadow Valley Corporation

SQUIRE SANDERS | LEGAL COUNSEL WORLDWIDE

SQUIRE, SANDERS & DEMPSEY L.L.P.

Two Renaissance Square
40 North Central Avenue, Suite 2700
Phoenix, Arizona 85004-4498

Office: +1.602.528.4000
Fax: +1.602.253.8129

Exhibit A

Copy of Shareholder Proposal

7 Century Drive, Suite 201
Parsippany, NJ 07054
973-829-1334
Toll free: 877-632-9035
Fax: 973-540-0702

Titan Capital Management, LLC

Fax

To:	Meadow Valley Corp	From:	Walter Schenker
Fax:	602-437-1681	Phone:	
Re:	Shareholder Proposal	Date:	12-28-2006
Cc:		Pages:	2

☐ Please Process ☐ For Review ☐ Please Comment ☐ Please Reply ☐ Please Recycle

Brad Larsen
Meadow Valley Corp.

I hereby submit a shareholder proposal for the next shareholder meeting, prior to 12-29-2006. I am also sending by E-mail and by Fedex.

Walter

TITAN CAPITAL MANAGEMENT, LLC
7 Century Drive, Suite 201, Parsippany, N.J. 07054
Tel: 973-829-1334, Fax: 973-540-0702

December 28, 2006

Bradley E. Larson
Chief Executive Officer
Meadow Valley Corporation
4411 South 40th St., Suite D-11
Phoenix, Arizona 85040

Dear Brad,

TCMP3 Partners is submitting the following proposal for inclusion in the proxy materials relating to the next annual meeting. We have reviewed the SEC guidelines. TCMP3 Partners has held at least $2,000.00 in market value of the company's securities for the past year and intends to hold at least $2,000.00 in the company's securities through the annual meeting.

Proposal:

The Board of Directors and management should act in the most expeditious manner, consistent with effective tax considerations, to liquidate the investment in Ready Mix, Inc. and distribute the proceeds (cash, stock or other financial instruments) to Meadow Valley shareholders.

Statement in support of proposal:

There is no business synergy between Meadow Valley Corp. and Ready Mix Inc. Management has taken the first step in realizing value by creating Ready Mix as a public company. TCMP3 Partners believes the current environment of active acquisition activity in the concrete industry provides an outstanding window to complete the process of creating additional shareholder value. Furthermore, based on the 2006 equity raise (which diluted Meadow Valley shareholders' proportional ownership of Ready Mix) Meadow Valley now has the financial strength to grow its business based solely on its own balance sheet.

Sincerely,



Walter Schenker
Principal TCMP3 Partners

SQUIRE SANDERS | LEGAL COUNSEL WORLDWIDE

SQUIRE, SANDERS & DEMPSEY L.L.P.
Two Renaissance Square
40 North Central Avenue, Suite 2700
Phoenix, Arizona 85004-4498

Office: +1.602.528.4000
Fax: +1.602.253.8129

Exhibit B

Copy of Notice to Shareholder



January 8, 2007

Walter Schenker
Principal
TCMP3 Partners
7 Century Drive, Suite 201
Parsippany, New Jersey 07054
Facsimile: (973) 540-0702

Re: Submission of Shareholder Proposals

Dear Walter:

This is to confirm that on December 28, 2006, we received your submission for inclusion in the Meadow Valley proxy statement. We believe that in order to comply with the proxy rules, you need to recast your proposal so that it puts forth a single recommendation for consideration by the shareholders, rather than the multiple recommendations contained in your submission. According to Rule 14a-8(c) (Question 3) of the proxy rules, a shareholder may not submit more than one proposal to a company for a particular meeting.

In addition, Rule 14a-8(b) (Question 2) of the proxy rules requires you to prove that you are eligible to submit a proposal. You can do this by submitting a written statement from the record holder of the securities verifying that you have owned the securities continuously for one year as of the time the proposal is submitted.

Please revise your submission accordingly and resubmit your corrected proposal. Your response to the procedural deficiencies referenced above must be postmarked, or transmitted electronically, no later than 14 days from the date you receive this notification as required by Rule 14a-8(f) (Question 6) of the proxy rules.

Sincerely,
MEADOW VALLEY CORPORATION

Bradley E. Larson

Bradley E. Larson
Chief Executive Officer

PHOENIX/384059.2

SQUIRE SANDERS | LEGAL COUNSEL WORLDWIDE

SQUIRE, SANDERS & DEMPSEY L.L.P.

Two Renaissance Square
40 North Central Avenue, Suite 2700
Phoenix, Arizona 85004-4498

Office: +1.602.528.4000
Fax: +1.602.253.8129

Exhibit C

Copy of Shareholder Response

TITAN CAPITAL MANAGEMENT, LLC
7 Century Drive, Suite 201, Parsippany, N.J. 07054
Tel: 973-829-1334, Fax: 973-540-0702

January 22, 2007

Bradley E. Larson
Chief Executive Officer
Meadow Valley Corporation
4411 South 40th St., suite D-11
Phoenix, Arizona 85040

Re: Submission of Shareholder Proposal

Dear Brad,

I response to your letter of January 8, 2007 I have consulted corporate counsel. According to SEC guidelines for a shareholder proposal, the proposal must have a single well defined unifying concept. I maintain my proposal meets this requirement, and therefore meets the requirement that I am submitting a single proposal.

I am submitting a statement from UBS Securities, TCMP3's prime broker and the holder of Meadow Valley common stock in street name, that TCMP3 Partners has held in excess of $2,000.00 of Meadow Valley common shares for a continuous period of one year. Furthermore, as Principal of TCMP3 Partners I intend to hold shares of Meadow Valley through the annual meeting.

Proposal:

The Board of Directors and management should act in the most expeditious manner, consistent with effective tax considerations, to liquidate the investment in Ready Mix, Inc and distribute the proceeds (cash, stock or other financial instruments) to the Meadow Valley shareholders.

Statement in support of Proposal:

There is little or no business synergy between Meadow Valley Corp. and Ready Mix Inc. Management has taken the first step in realizing value by creating Ready Mix as a public company. TCMP3 Partners believes the current environment of active acquisition activity in the concrete industry provides an outstanding window to complete the process of creating additional shareholder value.

Sincerely,

Walter Schenker
Principal TCMP3 Partners



Walter Schenker
TCMP3 Partners/Titan Capital Management
7 Century Drive, Ste. 201
Parsippany, New Jersey 07054

January 22, 2007

Dear Walter:

I attest that TCMP3 Partners has been a holder of Meadow Valley Corporation, ticker MVCO, for a continuous period greater than 1 year, in excess of $2,000 market value.

Sincerely,

Harlan Mayer
UBS Prime Brokerage Client Services



UBS Investment Bank is a business group of UBS AG.
UBS Securities LLC is a subsidiary of UBS AG.

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

END